BAYSHORE PARTNERS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2015

CREDITS	
Members' equity	$ 1,067,672
DEBITS	
Accounts receivable	58,289
Prepaid expenses – related party	733,185
TOTAL DEBITS	791,474
NET CAPITAL	276,198
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $45,039 OR $5,000, WHICHEVER IS GREATER	5,000
EXCESS NET CAPITAL	**$ 271,198**
EXCESS NET CAPITAL @ 1000% (NET CAPITAL LESS 120% OF MINIMUM NET CAPITAL REQUIREMENTS)	**$ 270,198**
SCHEDULE OF AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	45,039
TOTAL AGGREGATE INDEBTEDNESS	**$ 45,039**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.16 to 1**

See Report of Independent Registered Public Accounting firm.

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING AS OF DECEMBER 31, 2015

NET CAPITAL PER COMPUTATION, ON PAGE 9	$ 276,198
Audit adjustment – entry to accrue for unrecorded accounts payable	(18,125)
NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17a-5, PART IIA FILING	$ 294,323

See Report of Independent Registered Public Accounting firm.